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                                                             Exhibit 99(a)(1)(k)



          SHL TELEMEDICINE COMPLETES TENDER OFFER FOR SHARES OF RAYTEL
            MEDICAL CORPORATION; ANNOUNCES SUBSEQUENT OFFERING PERIOD


Tel Aviv/Zurich, April 2, 2002. SHL TeleMedicine Ltd. (SWX: SHLTN), a developer and marketer of telemedicine devices and provider of telemedicine services, today announced the successful completion of its tender offer for all outstanding shares of common stock of Raytel Medical Corporation (Nasdaq: RTEL) at a price of $10.25 per share in cash. As scheduled, the offer expired at 5:00 p.m., New York City time, on April 1, 2002.

         SHL also announced that it will provide a subsequent offering period of six days in the tender offer to allow stockholders who have not tendered to date the opportunity to tender and receive $10.25 per share now rather than wait for consummation of the merger, which could take several months. The subsequent offering period begins on Tuesday, April 2, 2002, at 9:00 a.m. New York City time, and expires on Tuesday, April 9, 2002, at 5:00 p.m. New York City time. Questions concerning the terms of the offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer. Bankers and Brokers please call collect at (212) 440-9800 and all others please call toll-free at (800) 223-2064.

Based upon preliminary information provided by Alpine Fiduciary Services, Inc., the depositary for the tender offer, approximately 2,302,558 shares of Raytel common stock were tendered (including approximately 14,680 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 2,988,687 shares currently outstanding, or approximately 77% of all outstanding shares.

SHL, through its indirect wholly-owned subsidiary SHL TeleMedicine Acquisition Corp., has accepted for payment all shares validly tendered and not properly withdrawn at 5:00 p.m., New York City time on April 1, 2002. Raytel stockholders who tendered their shares in the tender offer will receive payment shortly.

SHL will complete the acquisition of the remaining Raytel shares by merging SHL TeleMedicine Acquisition Corp. with and into Raytel as soon as practicable. The merger is expected to be consummated following a vote of Raytel's stockholders, although if a sufficient number of shares are tendered in the subsequent offering period such that SHL TeleMedicine Acquisition Corp. owns at least 90% of Raytel's outstanding shares, the merger will be consummated without such a vote. SHL TeleMedicine Acquisition Corp. owns sufficient shares to approve the merger


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even if no other Raytel stockholders vote in favor of the merger. In the merger, each of the remaining shares of Raytel common stock, other than shares for which appraisal rights are properly demanded, will be converted into the right to receive $10.25 in cash, without interest. Raytel will then become a wholly-owned subsidiary of SHL.

Following the merger SHL will send Raytel stockholders who did not tender their shares in the tender offer instructions as to how to exchange their shares of Raytel common stock for the merger consideration of $10.25 per share.

         ABOUT SHL TELEMEDICINE LTD.

         SHL TELEMEDICINE LTD., develops and markets telemedicine systems and call center services. It provides remote monitoring systems in cardiology and pulmonology for a variety of patients ranging from high risk and chronically ill patients to healthy individuals who wish to take a more active role in managing their health. Individuals can transmit indications of cardiac or pulmonary functions (e.g. 12-lead EKG, blood pressure and spirometry readings) via phone to a medical call center staffed with trained medical personnel for analysis and instruction. SHL is listed on the SWX New Market and holds 19.9% of the shares in the joint venture Philips HeartCare Telemedicine Services Europe B.V. In 2001, SHL reported revenues of USD 30.6 million and a profit of USD 12.1 million. Additional information on SHL TeleMedicine is available at WWW.SHL-TELEMEDICINE.COM.

         ***

         ABOUT RAYTEL

         RAYTEL, incorporated in 1981, is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. It is considered to be the leading provider of remote pacemaker monitoring services in the United States, and provides other cardiac diagnostic services utilizing trans-telephonic monitoring technologies. Raytel also owns and operates a number of outpatient diagnostic imaging facilities and cardiovascular and nuclear cardiology diagnostic service facilities. Raytel's revenues for the year ended 30 September 2001 totaled $71.3 million and the Company recorded a loss for the year from continuing operations of $13.3 million. This loss was due to the provision for payments of $14.1 million in connection with the June 2001 settlement of claims made by the US government in connection with the Company's past pacemaker operations and Medicare billing practices.

         Raytel's revenues for the first quarter ended December 31, 2001 were $18.1 million compared to $17.2 million in the first quarter of fiscal 2001. Net income was $281,000 compared to $10,000 for the same fiscal quarter last year.

         *

         ***

         Press Contacts for SHL TeleMedicine

         Erez Alroy, Co-President
Phone +972-3-561 22 12, Fax +972-3-624 24 14, EREZ@SHL-TELEMEDICINE.COM

         Martin Meier-Pfister, SHL IR Office Switzerland @ Wirz
Phone +41 1 457 56 30, Fax +41 1 457 56 57, SHL-TELEMEDICINE@WIRZ.CH

         **

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. SHL TeleMedicine has filed a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel has filed a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/ Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and other offer documents ) and the Solicitation/Recommendation Statement have been mailed to Raytel stockholders and are also available for free at the commission's website at www.sec.gov.